UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2) AFH Acquisition IX, Inc.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) None

(CUSIP Number)

Amir Farrokh Heshmatpour

AFH Holding & Advisory LLC

269 S Beverly Drive Suite 1600

Beverly Hills CA 90212

(310) 475-3500)

with a copy to:

Jeffrey A. Rinde

CKR Law LLP

1330 Avenue of the Americas, 14th Floor

New York, New York 10019

(212) 259-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 30, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amir Farrokh Heshmatpour
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person IN

CUSIP No.: None
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AFH Holding & Advisory LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

Item 1. Security and Issuer

This Amendment No. 2 to the statement on Schedule 13D (“Amendment No. 2”) is filed on behalf of Amir Farrokh Heshmatpour and AFH Holding & Advisory, LLC (“AFH Holding”) and amends that certain Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2008 (the “Original Schedule”) and the Amendment No. 1 filed with the Commission on August 8, 2008 (“Amendment No. 1”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”) of AFH Acquisition IX, Inc. (the “Issuer”). The address of the Issuer’s principal office is 269 S. Beverly Drive, Suite #1600 Beverly Hills, CA 90212.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reporting on the Original Schedule or the Amendment No. 1 thereto.

This Amendment No. 2 serves as an exit filing for the Reporting Persons as the Reporting Persons no longer beneficially own any class of the Issuer’s outstanding securities.

Item 2. Identity and Background

This Item 2 amends the information set forth in Item 2 (b), (c) and (f) of the of the Amendment No. 1 with respect to the business address of the Reporting Persons and the state of organization of AFH Holding.

(b)       The business address of the Reporting Persons is 269 S Beverly Drive Suite 1600, Beverly Hills CA 90212.

(c)       Mr. Heshmatpour’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Director of AFH Holding, located at 269 S Beverly Drive Suite 1600, Beverly Hills CA 90212.

(f)       Mr. Heshmatpour is a citizen of the U.S.A, and AFH Holding is a limited liability company formed under the laws of the State of Delaware.

Item 4. Purpose of Transaction

On August 30, 2017, the Issuer entered into a stock purchase agreement with AFH Holding and Enrochem Limited, a company incorporated in England and Wales (“Enrochem”), which was amended by a letter agreement on September 6, 2017, pursuant to which AFH Holding sold 5,000,000 shares of Common Stock of the Issuer, representing 100% of the capital stock of the Issuer, to Enrochem, and Enrochem purchased 5,000,000 shares of Common Stock of the Issuer from AFH Holding for an aggregate purchase price of $750,000. As a result of the foregoing, AFH Holding, directly, and Amir Farrokh Heshmatpour, as managing director of AFH Holding, indirectly, disposed all of their beneficial ownership interest in the Issuer and no longer beneficially own any of the Issuer’s common equity. Also as a result of the foregoing, effective August 30, 2017, Amir Heshmatpour resigned from all positions he held with the Issuer, including President, Secretary and sole director.

Item 5. Interest in Securities of the Issuer

(a) – (b) See Items 7 through 13 of the cover pages and disclosure set forth under Item 4 above, which disclosure is incorporated herein by reference.

(c)       Other than as described in Item 4 above, there have been no other transactions in the Common Stock that were effected during the past sixty (60) days by either Reporting Person.

(d)       Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000,000 shares of Common Stock formerly beneficially owned by the Reporting Persons.

(e)       On August 30, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the disclosure set forth under Item 4 above, which disclosure is incorporated herein by reference.

The Stock Purchase Agreement contains customary representations, warranties and covenants of the parties thereto, respectively, and the parties to the Stock Purchase Agreement have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

Other than as set forth above, none of the Reporting Persons have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Reporting Person have pledged securities of the Issuer nor are the securities of the Issuer held by any of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1

Stock Purchase Agreement, dated as of August 30, 2017, by and among Enrochem (UK), Ltd., AFH Acquisition IX, Inc., and AFH Holding & Advisory LLC (Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2017)

2

Letter Amendment, dated as of September 6, 2017, by and among Enrochem Limited, AFH Acquisition IX, Inc., and AFH Holding & Advisory LLC (Previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2017)

3

Joint Filing Agreement, in accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, by and between Amir Farrokh Heshmatpour and AFH Holding & Advisory, LLC dated September 19, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2017

/s/ Amir Farrokh Heshmatpour
Amir Farrokh Heshmatpour

AFH HOLDING & Advisory, LLC

By:	/s/ Amir Heshmatpour
Name: Amir Farrokh Heshmatpour
Title: Managing Director